December 23, 2005

Mr. Stephen G. Krikorian
Branch Chief - Accounting
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Reference Number: 20051252

Dear Mr. Krikorian:

We are in receipt of your letter to Michael Nouri dated December 2, 2005. In response to your request for additional information, we hereby submit the following responses:

Form 8-K filed on November 21, 2005

1.
With regard to the interim periods defined in your discussions of the periods during which there were no disagreements with BDO Seidman, LLP, reportable events or consultations with Goldstein Golub Kessler LLP, please amend to extend the interim periods from the date of the last audited financial statements to the date of resignation or engagement, as applicable.

We have filed a Form 8-K/A to amend our Form 8-K filed on November 21, 2005 to extend the interim periods as requested.

2.	Amend to file an Exhibit 16 letter from your former accountant stating whether it agrees with the statements made in your revised Form 8-K.

In conjunction with the Form 8-K/A filing referenced in our response to Item 1 above, we also included a new Exhibit 16 letter from BDO Seidman, LLP stating that they agree with the statements made in our Form 8-K/A as requested.

Form 10-Q/A file on November 22, 2005

3.	In light of the restatement of your Form 10-Q for the quarter ended June 30, 2005, please tell us, in reasonable detail, the following:

a.
The reason(s) for the error and clarify the period(s) to which the error relates. In this regard, we note your statement that the issuance of the underlying warrants occurred in 2003, however, the restatement appears to have impacted only the quarter ended June 30, 2005;

Mr. Stephen G. Krikorian
December 23, 2005

Smart Online discussed the appropriate accounting treatment for the warrant, including EITF 00-19, with our independent registered public accountant, BDO Seidman, LLP, in connection with a Registration Statement on Form SB-2 that became effective in February 2005. At that time, we were advised by BDO that Smart Online should record expenses by marking the Tryon Capital warrant to market beginning after a market price for Smart Online’s stock developed. In July 2005 Smart Online communicated again with BDO that it intended to record expenses related to the outstanding warrant in the June 30, 2005 financial statements contained in its second quarter Form 10-Q and sent the computation of the amount of the expense to BDO to review. The second quarter Form 10-Q was reviewed by BDO in August 2005, before we filed this Form 10-Q in mid-August. At that time, BDO did not specifically comment to Smart Online about the warrant accounting treatment.

You have asked why the accounting treatment only impacted the financial statements for the quarter ended June 30, 2005. Our stock did not begin to be publicly traded until on or about April 15, 2005. Consequently, the first quarter in which this warrant could be marked to market was in connection with the June 30, 2005 financial statements for the second quarter.

b.	Your consideration of any potential reporting obligation under Item 4.02 of Form 8-K;

As is discussed below, on November 7, 2005 in consultation with BDO, Smart Online and BDO determined there was an error in the accounting treatment of the warrant. At that time, BDO suggested that we amend our second quarter Form 10-Q. BDO did not advise Smart Online that the financial statements should no longer be relied upon or that the financial statements would be restated. The error did not involve operations and involved a non-cash charge. We believe the error is also not adverse, since it involved an overstatement of expense. It was not until after the draft amendment of the third quarter Form 10-Q prepared by Smart Online was being reviewed by BDO that BDO notified Smart Online that the financial statements may need to be restated. We have filed a Form 8-K with Item 4.02 disclosure on in response to your letter.

c.	the basis for your officers’ conclusions that the company’s disclosure controls and procedures were nonetheless effective as of June 30, 2005 and September 30, 2005;

We believe our disclosure controls and procedures are effective, because Smart Online identified and addressed the accounting issue well before the relevant financial statements were issued, specifically discussed the warrant issue during preparation of the June 30, 2005 financial statements with BDO, our independent registered public accounting firm, and followed the advice of BDO on this issue. In evaluating the actions we took with respect to this matter, we believe there was nothing we could have done to improve our disclosure controls and procedures to have avoided this error in the June 30, 2005 financial statements. As the error did not impact the September 30, 2005 financial statements, we believe our disclosure controls and procedures were effective as of that date as well.

Mr. Stephen G. Krikorian
December 23, 2005

d.	how you considered whether the error might indicate the presence of a reportable conditions or material weakness in disclosure controls and procedures;

Because the issue of the warrant was specifically discussed with our registered independent public accounting firm, BDO Seidman, LLP, and Smart Online applied the accounting treatment specifically discussed with BDO as described above, we consider this to be an error in interpretation of accounting rules, but not a weakness in Smart Online’s disclosure controls and procedures.

e.	when, and by whom, the error was identified and when the error was first communicated;

During September 2005, Smart Online began drafting a Form S-1 registration statement to register for resale certain securities sold during the first nine months of 2005. A draft of this Form S-1 was sent to BDO Seidman’s SEC reviewer for his review and comments. On October 17, 2005, we received from BDO a copy of written comments and questions from this reviewer. Those comments included a question about why an expense was recorded for the warrant and a request for additional information and supporting documentation related to the warrants in question and Smart Online’s accounting treatment of the warrants, but an error was not mentioned by BDO at that time.

Concurrent with the preparation of the Form S-1 filing, Smart Online was in the process of closing on the acquisitions of Computility, Inc. and iMart, Inc., the later of which closed on October 18, 2005. As a result of the acquisitions and the upcoming filing deadline for our Form 10-Q for the quarter ended September 30, 2005, the decision was made to postpone work on the Form S-1 (because the acquisitions substantially changed Smart Online’s business) and to focus on filing the third quarter Form 10-Q. This had the unintended effect of delaying further evaluation by Smart Online and by BDO of the warrant issue that was raised in connection with the draft Form S-1.

During the second half of October and first half of November 2005, we began working on the Form 10-Q for the quarter ended September 30, 2005.

On November 7, 2005, BDO discussed with Smart Online the issues raised by BDO’s reviewer on October 17, 2005, and BDO and Smart Online jointly determined that there was an error. On  November 7, 2005, BDO suggested that Smart Online file an amendment to its second quarter Form 10-Q. Smart Online disclosed its intention to file an amendment to its second quarter Form 10-Q in Smart Online’s Form 10-Q for the third quarter, which Smart Online filed on November 14, 2005. The amendment to the Form 10-Q for the second quarter was filed on November 22, 2005, as soon as BDO completed its review process for the amendment.

Mr. Stephen G. Krikorian
December 23, 2005

Smart Online believes the foregoing timeline demonstrates that Smart Online acted as quickly as it reasonably could have to disclose the problem and then amend the second quarter Form 10-Q.

f.	the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to ensure that the error does not recur.

We recently hired, from a consulting company that provides interim CFO and other financial advisors, a second part-time outside financial consultant who has experience as the CFO of a public company in Smart Online’s industry. We have also commenced a search to add an additional internal accountant to assist with disclosure issues and to facilitate integration of our recent acquisitions of Computility and iMart. We are committed to growing our internal accounting resources as we grow our business so that our internal accounting resources are consistent with those of other public companies of similar size in Smart Online’s industry. We have also recently changed our independent registered public accountants (as reported in our Form 8-K filed on November 21, 2005 as amended November 22, 2005 to include Exhibit 16.1).

We believe the foregoing, together with the new Form 8-K filings mentioned in this letter, adequately respond to your questions.

Very truly yours, /s/ Scott Whitaker Scott Whitaker Chief Financial Officer

cc: Ms. Tamara Tangen